

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-4631

DIVISION OF
CORPORATION FINANCE

<u>via U.S. mail and facsimile</u>

Mail Stop 4631

May 2, 2011

Via mail and facsimile to (415) 449-3550

Mr. George Vogelei, Chief Executive Officer and Chief Financial Officer
Ultimate Products Corporation
530 Avenue Del Prado, Suite 339
Novato, CA 94949

> **RE:** **Ultimate Products Corporation**
> **Form 10-K for the Fiscal Year Ended March 31, 2010 filed July 9, 2010**
> **Forms 10-Q for the Fiscal Quarters Ended June 30, 2010, September 30, 2010, and December 31, 2010**
> **File No. 333-152011**

Dear Mr. Vogelei:

     We have completed our review of your filings and do not have any further comments at this time.

                              Sincerely,

                              Terence O'Brien
                              Accounting Branch Chief